VIA EDGAR

March 25, 2021

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Kauten, Esq.

Re:	Global Blue Group Holding AG

Registration Statement on Form F-1

File No. 333-254630

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Global Blue Group Holding AG (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on March 26, 2021, or as soon as possible thereafter.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Hui Lin of Simpson Thacher & Bartlett LLP at (212) 455-7862 or, in her absence, Ken Wallach of the same firm at (212) 455-3352, followed by written confirmation to the addressees listed on the cover page of the Registration Statement. Thank you for your continued assistance.

[Signature Page Follows]

Very truly yours,

GLOBAL BLUE GROUP HOLDING AG

By:	/s/ Jeremy Henderson-Ross
Name: Jeremy Henderson-Ross
Title: General Counsel and Company Secretary

cc:	Simpson Thacher & Bartlett LLP

Kenneth B. Wallach, Esq

Xiaohui (Hui) Lin, Esq.